FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 27, 2002

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	- Press release dated December 27, 2002 - Press release dated January 2, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2003	MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant) By: /s/ John Ratcliffe Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE

December 27, 2002

MILLICOM AGREEMENT ON DISPOSAL OF COLUMBIAN OPERATIONS

New York, London and Luxembourg – December 27, 2002 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC), the global telecommunications investor, today announces that on December 24, 2002 it entered into a share purchase agreement with Comcel SA of Columbia and its parent company American Movil to sell Millicom’s shares in its Columbian operations, Celcaribe SA, to Comcel SA.

CONTACTS:

Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 101

Jim Millstein Peter Warner Lazard	Telephone: +1 212 632 6000 Telephone: +44 20 7588 2721

Andrew Best Investor Relations Shared Value Ltd, London	Telephone: +44 20 7321 5022

Millicom is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 18 cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 444 million people. Millicom also has a 7.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom’s shares are traded on the Nasdaq Stock Market under the symbol MICC.

Visit our web site at http://www.millicom.com

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE

2nd January, 2003

MILLICOM DIVESTMENT OF PHILIPPINES OPERATIONS

New York, London and Luxembourg – 2nd January, 2003 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC), the global telecommunications investor, today announces that on December 30, 2002 it concluded the divestment of Extelcom, its business in The Philippines.

CONTACTS:

Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 101

Jim Millstein Peter Warner Lazard	Telephone: +1 212 632 6000 Telephone: +44 20 7588 2721

Andrew Best Investor Relations Shared Value Ltd, London	Telephone: +44 20 7321 5022

Millicom is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 18 cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 444 million people. Millicom also has a 7.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom’s shares are traded on the Nasdaq Stock Market under the symbol MICC.

Visit our web site at http://www.millicom.com